Exhibit 99.2

ADVERTISING AGREEMENT BETWEEN BENNETT COLEMAN AND COMPANY LIMITED AND YATRA ONLINE PRIVATE LIMITED

INDIA NON JUDICIAL e-Stamp - . -n{,ic--4.,..,...,8 "1 Certificate No. Certificate Issued Date Account Reference Unique Doc. Reference Purchased by Description of Document Property Description Consideration Price (Rs.) IN-DL27195435234355R 09-Jan-2019 02:53 PM IMPACC (IV)/ dl721003/ DELHI/ DL-DLH SUBIN-DLDL72100359267423331048R BCCL Article 5 General Agreement Not Applicable 0 (Zero) BCCL Not Applicable BCCL 100 (One Hundred only) First Party Second Party Stamp Duty Paid By Stamp Duty Amount(Rs.) ..... ..._ .._ ...•.. _ _ _ _ ._ _ _ ..Please write or type below this line.•• _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ •. ADVERTISING AGREEMENT This advertising agreement (Advertising Agreement) is entered into at New Delhi on this 1l day ofJ'MCJMy2019 ("Execution Date") by and between: r t·•· <:Brl't 1.<:1' • ' ,, • t ,·,u.-!J I';

INDIA NON JUDICIAL

Government of National Capital Territory of Delhi

e-Stamp

सत्यमेव जयते

Certificate No.	:	IN-DL27194390433972R
Certificate Issued Date	:	09-Jan-2019 02:53 PM
Account Reference	:	IMPACC (IV)/ dl721003/ DELHI/ DL-DLH
Unique Doc. Reference	:	SUBIN-DLDL72100359265175967521R
Purchased by	:	BCCL
Description of Document	:	Article 5 General Agreement
Property Description	:	Not Applicable
Consideration Price (Rs.)	:	0 (Zero)
First Party	:	BCCL
Second Party	:	Not Applicable
Stamp Duty Paid By	:	BCCL
Stamp Duty Amount(Rs.)	:	50 (Fifty only)

Please write or type below this line

BENNETT, COLEMAN AND COMPANY LIMITED, a company under the Companies Act, 2013, with its registered office at The Times of India Building, Dr. D.N. Road, Mumbai 400 001 and having its corporate office at Times House, 7, Bahadur Shah Zafar Marg, New Delhi, 110103, Corporate Identity Number U22120MH1913PLC000391, Permanent Account Number AAACB4373Q (hereinafter referred to as **"BCCL"**, which expression shall, unless it be

Bennett, Coleman & Co. Ltd. Bahadur Shah Zafar Marg New Delhi

YATRA ONLINE PRIVATE LIMITED

(1) ________ (2) ________

The authenticity of this Stamp Certificate should be verified at "www.shcilestamp.com". Any discrepancy in the details on this Certificate and

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repugnant to the context or meaning thereof, be deemed to mean and include its successors and permitted assigns) of the **FIRST PART;**

AND

YATRA ONLINE PRIVATE LIMITED, a company under the Companies Act, 2013, with its registered office at B2, 202, 2nd Floor, Marathon Innova, Marathon Nextgen Complex, off Gapatrao Kadam Marg, Lower Parel (West), Mumbai 400013 and corporate office at Unit No. 1101-03, Tower-B, 11th Floor, Unitech Cyber Park, Sector 39, Gurgaon 122002, Corporate Identity Number U63040MH2005PTC158404, Permanent Account Number AAACY2602D (hereinafter referred to as "**the Company**", which expression shall, unless it be repugnant to the context or meaning thereof, be deemed to mean and include its successors and permitted assigns) of the **SECOND PART**;

(BCCL and the Company are hereinafter referred to as such or individually as **"Party"** and collectively as **"Parties"**)

WHEREAS:

A. BCCL is, inter alia, engaged in the business of publishing various newspapers.

B. BCCL being a leader in the media industry would like to support the brand-building objectives of companies through advertising. Several brands and new product categories have been built successfully through advertising in the print medium. With the advent of new and innovative media, BCCL wishes to continuously offer options for the new generation of entrepreneurs to launch, build and grow their brands through the print medium. The Company is desirous of availing of the multiplicity of media options through BCCL.

C. The Company *inter alia* is engaged in the business of providing online travel services in India. The Company enables consumers to book air tickets, hotel rooms, holiday packages both for domestic as well as international destinations. The Company is desirous of conducting an extensive advertising campaign in Media.

D. The Parties have agreed to certain terms and conditions for advertising of Company's products, services and brands in Media in accordance with the terms and conditions provided herein.

NOW THEREFORE, in consideration of the mutual representations, warranties and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby confirmed, it is hereby agreed by and between the Parties and this Agreement witnesseth as under:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement, the following terms, to the extent not inconsistent with the context thereof, shall have the meanings assigned to them hereinbelow:

Bennett, Coleman & Co. Ltd. Bahadur Shah Zafar Marg New Delhi

ONLINE PRIVATE LIMITED

(1)______ (2)______

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(a) "Associate Company (ies)", in relation to the Company, means a company (ies) in which the Company has a significant influence, but which is not a subsidiary company(ies) of the Company and includes a joint venture company. Explanation. For the purposes of this definition, "significant influence" means control of at least twenty per cent of total share capital, or of business decisions under an agreement; (b) Agreement shall mean this Advertising Agreement and any amendments or modifications, made to this Agreement by the Parties in writing; (c) Business Day shall mean a day on which scheduled commercial banks are open and working in their regular course of business in New Delhi, India; (d) Commencement Date shall be the Closing Date (as defmed in the Debenture Subscription Agreement), subject to payment in terms of Article 2.8 below; (e) Debenture Subscription Agreement sh ll mean the non-convertible debenture subscription agreement of even date entered into between the Company, BCCL and the Ultimate Parent. (f) Down Payment shall have the meaning set out in Article 2.8; (g) Media shall mean Print Media, Non BCCL Print Media and Non-Print Media collectively; (h) Media Entity shall mean the entity through which such Media is offered; (i) Non-Print Medium/Media shall mean all or any of the following: (i) Internet portals Indiatimes.com, toi.com, economtctlmes.com, simplymarry.com, yolist.com and timesjob.com owned by Times Internet Limited; Internet portal cricbuzz.com owned by Akuate Internet Services Private Limited; Music streaming service-Ganna, chat-based app-Haptik and sports channel Willow TV, all housed in entities which are associates Times Internet Limited; television channels owned by BCCL; television channels owned by Zoom Entertainment Network Limited; existing bus-shelters and hoardings owned and operated by Times Innovative Media Limited (but not including hoardings at Delhi Airport); internet portal magicbricks.com owned by Magic Bricks Realty Services Limited; FM radio channel Radio Mirchi and FM ISHQ 104.8 owned Entertainment Network India Limited; SMS service on the mobile platforms offered by Times Internet Limited. (ii) (iii) (iv) (v) (vi) (vii) (viii) (ix) (j) Non BCCL Print Medium/Media shall mean (i) Medianet initiatives owned or offered by Times Internet Limited; (ii) newspaper Vijay Karnataka published by Metropolitan Media Company Limited; and (iii) magazines published and/or marketed through the World Wide Media Limited; (k) NCD shall have the meaning assigned to its under the Debenture Subscription Agreement; 4

Ultimate Parent shall mean Yatra Online, Inc., a company established under the laws of Cayman Islands and having its registered office at Maples Corporate Services Ltd., PO Box 309, Ugland House, Grand Cayman, KYl-1104 Cayman Island; and (I) (m) Print Media shall mean all newspapers, published and/ or distributed by BCCL in any language within the territory of India. 1.2 Interpretation (a) Any reference in this Agreement to any statute or statutory provision shall be construed as including a reference to that statute or statutory provision as from time to time amended, modified, extended or re-enacted whether before or after the date of this Agreement and to all statutory instruments, orders and regulations for the time being made pursuant to it or deriving validity from it. (b) The meanings set forth for defined terms in this Article and all pronouns shall be equally applicable to both the singular and plural, masculine, feminine or neuter forms as the context may require. (c) All references in this Agreement to Exhibits are to exhibits in or to this Agreement unless otherwise specified therein. The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words "include", "including" and "among other things" shall be deemed to be followed by ''without limitation" or "but not limited to" whether or not they are followed by such phrases or words of like import. (d) References in this Agreement to any document or agreement shall be deemed to include references to such document or agreement as amended, varied, restated, supplemented or replaced from time to time in accordance with the terms thereof and to include any side letters executed in connection therewith, except as otherwise provided in this Agreement. (e) The headings/captions of the several Articles and clauses of this Agreement are intended for .convenience only and shall not in any way affect the meaning or construction of any provision therein. (f) References to writing include printing, typing, lithography and other means of reproducing words in a visible form. (g) Time is of the essence in the performance of the Parties' respective obligations. Any time period specified herein may be extended only if confirmed in writing by both the Parties, and such extended time shall also be of the essence. (h) The recitals stated above shall be read with and form a part of this Agreement. ARTICLE2 AGREEMENT TO ADVERTISE 2.1 The Company hereby agrees to advertise, during the Term, on a non-exclusive basis only, the products, services and brands owned and exclusively used by it or its subsidiary or Associate Companies in accordance with the extant policies applicable to the respective Media and BCCL hereby agrees to ensure that such advertisements 5 are carried in the Media in accordance with the terms and conditions set out in this Agreement. 2.2 This Agreement shall cover advertisements relating to corporate campaigns, fmancial information and recruitment requirements of the Company but shall not cover the release of advertisements for: (i) any product that in any manner makes use of silk or leather or alcohol or tobacco, and/or (ii) any product that contains any kind of non vegetarian food, and/or (iii) gambling. This Agreement shall cover advertisement of any co-branded products of the Company, provided that: (a) Such advertisements shall primarily be for the advertisement of products and services of the Company; and In such advertisements the product and logo associated with the brand(s) of the Company shall get equal or more prominence over the product and logo associated with the brand(s) not owned by the Company. (b) 2.3 It is clarified that: (i) the agency commission, if any, payable by the Company to an advertising agency, shall not form a part of the Total Commitment; (ii) the Total Commitment shall not be utilised in relation to an event, sponsorship of an event, and/or any activity that requires the relevant Media Entity to make payment to a third party & (iii) all taxes including Goods and Services Tax (as per applicable law) shall be paid by the Company, over and above the payments made by the Company to the relevant Media Entity in terms of Article 2.8 and Article 2.9 of this Agreement and (iv) any future taxes payable, if any, on release of advertisements, shall be paid by the Company and shall be over and above the payments made by the Company to BCCL in terms of Article 2.4, Article 2.8 and Article 2.9 this Agreement. 2.4 The Company hereby agrees to place advertisements of the value ofRs. 30,00,00,000/ (Rupees Thirty Crore only), net of agency commission in the Media (the "Total Commitment"), during the Term. 2.5 The Company shall be entitled to utilise not more than 30% (Thirty Percent) - out of its Total Commitment towards release of advertisements in Non-Print Media. I The Company or the advertising agency, as the case may be, shall ensure that any release order for advertisements being released in terms of this Agreement shall bear the following words: "This release order is being made in terms of the Advertising Agreement entered into between BCCL and Yatra Online Private Limited' and quote the BCCL reference code that is allotted to the Company. Advertisements in terms of release orders not bearing the said words and the BCCL reference code shall be treated as advertisements in the normal course of business and shall not be considered as a release in tenns of this Agreement. 2.6 2.7 The Parties agree that upon release of advertisements by the Company, the relevant Media Entity shall raise invoices for the advertisements released by it as per such Media Entity's extant policy. 2.8 The Company hereby agrees to make the payment to BCCL of the sum of Rs.l9,50,00,000/-(Rupees Nineteen Crore Fifty Lakh only) ("Down Payment") (alongwith applicable Goods and Services Tax), no later than 3 (Three) days from the Execution Date. Such payment shall be made by real time gross settlement (RTGS) or national electronic fund transfer (NEFT) or such other means that is mutually acceptable to the Parties. 6

2.9.1 The Company or its advertising agency shall make payment to the relevant Media Entity (as applicable) such amounts (alongwith the applicable Goods and Services Tax) as follows: 2.9.1.1 60% (Sixty percent) of the value of advertisements released in the hoardings presently managed by Times Innovative Media Ltd. at Mumbai Airport; 40% (Forty percent) of the value of advertisements released in other media properties of Times Innovative Media Ltd. 35% (Thirty Five percent) of the value of advertisements released in any other Media; 2.9.1.2 2.9.1.3 Such amounts shall be paid by the Company or the Company's advertising agency through RTGS or NEFT or such other means that are mutually acceptable to the relevant Media Entity and the Company, in accordance with the extant policy of the relevant Media Entity as and when the Company releases the advertisement. 2.9.2 The balance 40% (Forty percent), 60% (Sixty percent) or 65% (Sixty Five percent), as the case may be, of the value of the advertisement released in relevant Media shall be adjusted out of the Down Payment. 2.10 If required and applicable, the Company hereby authorises BCCL to make payment towards release of advertisements in Non BCCL Print Media and Non-Print Media (as applicable) utilised in terms of this Agreement, to the respective Media Entity on behalf of the Company, out of the amount of the Down Payment paid by the Company to BCCL. 2.11 BCCL and the Company hereby agree and confirm that the rates for various advertisements in the Media shall be in accordance with the extant policies of the specific Media at the time of placing such advertisements. It is specifically clarified that the choice of space and slot in respect of advertisements by the Company in Media shall be subject to the availability of space or slot in the relevant Media as sought by the Company. 2.12 The Company acknowledges and recognizes that based on the Total Commitment undettaken by it under Article 2.4 of this Agreement, BCCL has made necessary arrangements to ensure that the advertising space in Media, will be available to the Company for the advertisement of its products/services during the Term of this Agreement. In view of the said arrangement made by BCCL, the Parties hereby agree that any failure by the Company to meet its Total Commitment, may cause considerable loss to BCCL and to mitigate such loss, the Company has agreed that it shall not be entitled to refund of any part of the amount paid under this Agreement under any circumstances and such amount shall only be set off against the advertisements to be placed in Media in the manner provided herein. Accordingly, any part of the Down Payment unutilised in terms of Article 2.4 above, shall stand forfeited. It is specifically agreed that, any termination of the Agreement for any reason, other than for a material breach by BCCL of its obligations under this Agreement, in terms of Article 5 shall result in the forfeiture of the Down Payment remaining unutilised at the time of such termination.

(a) the Company and/or the Ultimate Parent shall be liable to partially redeem the NCD and accordingly pay only the Adjusted Redemption Amount, as calculated below, under the Debenture Subscription Agreement,: Adjusted Redemption Amount = NCD Subscription Amount (as defined in the Debenture Subscription Agreement) reduced by the difference of the Down Payment and amount utilised by the Company. under this Agreement)+ Adjusted NCD Interest i.e. NCD Interest calculated on NCD Subscription Amount (as defined in the Debenture Subscription Agreement) reduced by the difference of the Down Payment and amount utilised by the Company under this Agreement. (b) BCCL shall be entitled to appropriate the unutilised Down Payment towards repayment of the balance Redemption Amount i.e. Redemption Amount minus the Adjusted Redemption Amount, and the Company hereby consents to the same and in the event of any such appropriation, NCD issued under the Debenture Subscription Agreement shall stand fully redeemed. (c) Upon the redemption and appropriation ofNCD in terms of(a) and of(b) above, the Company and Ultimate Parent shall stand absolved from its redemption obligations under the Debenture Subscription Agreement. 2.13 The Parties agree and confirm that, as regards release of advertisements in Non BCCL Print Media and Non-Print Media, BCCL is acting as a facilitator and not as an agent or principal of the relevant Media Entities. 2.14 The Company agrees that this Agreement merely governs the arrangement between BCCL and the Company whereby BCCL will sell advertisement space in the Media to the Company. The Company, however, agrees that the relevant Media Entity shall retain full editorial independence in respect of the content in any Media to feature any articles, views, comments, features, news articles and so on, on the activities of the Company and on the Company, notwithstanding the terms of this Agreement. The Company hereby acknowledges and agrees that the Company will not be entitled to any preferential treatment in this regard by the relevant Media Entity, on account of the Company entering into this Agreement with BCCL. ARTICLE3 TERM This Agreement shall commence from the Commencement Date and continue for a period of 5 (Five) years on and from the Commencement Date (the "Term"), unless terminated earlier by the Parties in accordance with Article 5 of the Agreement. · ARTICLE 4 REPRESENTATIONS, WARRANTIES AND COVENANTS 4.1 Each Party hereby represents and warrants to the other party as follows:

4.1.2 Authority and Enforceability: It has all necessary power, authority and approvals to execute and deliver this Agreement and to perform all of its obligations arising or created hereunder. The execution, delivery and performance of this Agreement have been duly authorized after taking all required corporate action. 4.2 The Company hereby represents and warrants that the Company or one of its subsidiary or Associate Companies is the legal owner of and has the exclusive rights, title and interest in all the brands promoted and advertised by the Company in terms of this Agreement, being the brands listed under Exhibit 1 below. The Company covenants that the brands promoted and advertised by the Company in terms of this Agreement, including the brands listed under Exhibit 1 below, shall be owned and used exclusively by the Company or its subsidiary or . Associate Companies during the Term of the Agreement. The Company further covenants that at least 5 (Five) Business Days prior to the release of advertisements relating to brand(s) other than the brands listed under Exhibit 1 below, the Company shall provide BCCL with necessary documents evidencing that it is the owner of such brand. 4.3 In respect of all advertisements to be released in Media in terms ofthis Agreement, the Company shall ensure the following: 4.3.l That the Company shall be the owner of all rights to such advertisements; 4.3.2 That release of such advertisements shall not result in a violation of rights of any other entity; and . 4.3.3 That release of such advertisements shall not result in a violation of any applicable law. 4.4 Each of the representations, warranties, covenants and undertakings, shall be construed as a separate representation, warranty, covenant or undertaking, as the case may be, and shall not be limited by the terms of any other representation, warranty, covenant or undertaking or by any other term of this Agreement. ARTICLES TERMINATION 5.1 Either Party (the "Non Defaulting Party") may terminate this Agreement at any time in the event of a material breach by the other Party (the "Defaulting Party") of any of its obligations under this Agreement, which breach, if capable of cure or remedy, has not been cured or remedied by the Defaulting Party within 60 (sixty) days of the receipt of written notice of such breach or failure from the Non Defaulting Party. 5.2 Either Party shall be entitled to terminate the agreement in case of a material breach by the other Party, of the terms of any other agreement that the Parties may have entered into with each other, including the Debenture Subscription Agreement. The Company hereby authorises BCCL to set-off the Down Payment against any other amount due by the Company, on account of any advertisement or media spent as contemplated under this Agreement, to the relevant Media Entity. 9

6.1 Notices 6.1.1 Any Notice or other communication required to be sent under this Agreement shall be sent or delivered to the receiving party at the postal address and e-mail set forth below, or at such other address as the Parties may from time to time designate in writing: Ifto BCCL: Address: Bennett, Coleman and Company Limited, Times House, 7, Bahadurshah Zafar Marg, New Delhi 110103 Attention: Email: Director - Corporate Legal corporatelegalnotices@timesgroup.com If to the Company: Address: Yatra Online Private Limited UnitNo. 1101 - 03, Tower-B, ll 1hFloor Unitech Cyber Park, Sector 39 Gurgaon - 122002 Alok Vaish - CFO alok.vaish@yatra.com Attention: Email: 6.1.2 Any notice or other communication shall be sent by certified or registered mail, email, or by hand delivery. 6.1.3. · All notices referred to in this Agreement or other communications shall be deemed to have been duly given or made: (a) seven (7) working days after being deposited in the mail with postage pre-paid; and (b) if by hand delivery, upon acknowledgement of receipt by an authorised official of the parties. (c) if by email, on the day on which the email was sent. However, if the email is sent after business hours or is sent on a day other than a business day, the notice shall be deemed to have been duly given on the following business day. 6.2 Amendment No modification or amendment to this Agreement and no waiver of any of the terms or conditions hereof shall be valid or binding unless made in writing and duly executed by all the Parties. 6.3 Assignment No rights, liabilities or obligations under this Agreement shall be assigned by either of the Parties hereto without the prior written consent of the other Party hereto. Provided that, the restrictionsimposed by this Article 6.3, shall not be applicable to assignment by BCCL of its rights and obligations under this Agreement to any of its holding companies, subsidiaries, affiliates or group companies. 10

This Agreement supersedes all prior discussions and agreements between the Parties with respect to the subject matter of this Agreement (together with any amendments or modifications thereof and policies referred to), and contains the sole and entire agreement between the Parties hereto with respect to the subject matter hereof. 6.5 Relationship None of the provisions of this Agreement shall be deemed to constitute a pat1nership between the Parties hereto and neither Party shall have any authority to bind or shall be deemed to be the agent of the other in any way except as set out herein. 6.6 Costs Each Party shall bear its own legal, accounting, professional and advisory fees, commissions and other costs and expenses incurred by it in connection with this Agreement and the transactions contemplated herein. 6.7 Dispute Resolution 6.7.1 Any and all disputes or differences between BCCL and the Company arising out of or in connection with this Agreement or its performance shall, so far as it is possible, be settled by negotiations between the Parties amicably through consultation between a representative on behalf ofBCCL and a representative on behalf of the Company. 6.7.2 Any dispute or difference arising out of or in connection with this Agreement, which cannot be amicably settled within 30 (thirty) days, shall be referred at the request in writing of either Party to binding arbitration by 1 (one) arbitrator to be appointed by mutual agreement between the Company and BCCL. If the Company and BCCL cannot mutually agree upon the same, then the dispute shall be decided by arbitration by a panel of3 (three) arbitrators, one arbitrator each being appointed by the Company and BCCL and the third arbitrator being appointed in accordance with the Arbitration and Conciliation Act, 1996 or any amendment thereof. The language of arbitration shall be English and the venue of arbitration shall be New Delhi and the award shall be given at New Delhi. 6.7.3 Each Party shall bear and pay its own costs and expenses in connection with the arbitration proceedings unless the arbitrators direct otherwise. 6.8 Governing Law This Agreement shall be governed and construed in accordance with the laws of India. 6.9 Jurisdiction Subject to the provisions of this Article 6 and for such matters which the Court may have jurisdiction under and in respect of any arbitration proceedings, and subject further to applicable laws in this regard, this Agreement shall be subject to the exclusive jurisdiction of the Courts in New Delhi. 6.10 Severability with the parties' intent; provided that such unenforceability shall not invalidate the remaining provisions of this Agreement which shall remain in full force and effect. 6.11 Waiver No waiver of any breach of any provision of this Agreement shall constitute a waiver of any prior, concurrent or subsequent breach of the same of any other provisions hereof, and no waiver shall be effective unless made in writing and signed by an authorized representative of the waiving Party. 6.12 Counterparts This Agreement may be executed in counterparts, each in the like form and which when taken together shall constitute one and the same document. 6.13 Confidentiality No announcements or other disclosures concerning this agreement shall be made by any Party save in the form agreed in writing between the Parties or where required by applicable law or regulation or any Government Agency or authority and save and except such information, which is part of the public domain, provided that such information has not become part of the public domain on account of any act or omission of any of the Parties. This Article shall not apply to any disclosures made by any group company ofBCCL in the ordinary course of their publication business. 6.14 Survival Any provision or covenant of this Agreement, which expressly, or by its nature, imposes obligations beyond the expiration, or termination of this Agreement shall survive such expiration or termination. 6.15 Force Majeure Upon the occurrence of an event of force majeure which restricts, prevents or interferes with the either of the Parties performance of their obligations under this Agreement, the Parties shall meet forthwith to discuss the terms of this Agreement, in order to arrive mutually at an equitable solution. 6.16 Non-Exclusivity The Parties agree and confirm that the terms of this Agreement shall not in any manner be construed as restricting either Party from entering into a similar arrangement with any other organisation. 6.17 Disclosure of Terms The Company or Ultimate Parent shall be entitled to disclose the Agreement or the terms thereof in the offer document or any other public filings they are required to do with the appropriate regulatory or other authorities pursuant to any statutory or regulatory requirements. [REST OF THE PAGE INTENTIONALLY LEFT BLANK] 12

IN WITNESS WHEREOF the parties hereto have hereunto set their hands and seals the day and year first above written. SIGNED AND DELNERED BY THE WITHIN NAMED BENNETT, COLEMAN AND COMPANY LIMITED BY THE HAND OF MR. (AUTHORISED SIGNATORY) IN THE PRESENCE OF: _nJ WITNESS: 1 "\f NAME AND ADDRES:s '!JJt ,..,.if l>ZM I . Ne-w j)F£ 1 #-, .. /I 0 ltJ:J. SIGNED AND DELIVERED BY THE WITHIN NAMED YATRA ONLINE PRIVATE LIMITED Jrt.f> K VI)J.J H BY THE HAND OF MR. (AUTHORISED SIGNATORY) IN THE PRESENCE OF: WITNESS: NAME AND ADDRESS ) p //0!-0 3, 7,..wtfJ...,.. uu/ N· 13